Mail Stop 3561

							November 22, 2005


Corazon Reyes
Chief Financial Officer
Tarrant Apparel Group
3151 East Washington Boulevard
Los Angeles, CA  90023


	RE:	Tarrant Apparel Group
		Item 4.01 Form 8-K filed November 22, 2005
		File No. 026006


Dear Mr. Reyes:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise to state if Grant Thornton resigned or if they were dismissed. We do not believe the statement that you replaced them satisfies the requirement of Item 304(a)(1)(i) of Regulation S-K. Also, please note that the engagement of new auditors is an event separate from the dismissal or resignation of your former auditors.
Please revise to clarify that the date of the resignation/dismissal event was also November 17, 2005, if true.





Corazon Reyes
Tarrant Apparel Group
November 22, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

            As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please file your response to these comments as an EDGAR correspondence file.

	If you have any questions, please call Robert Burnett at
(202)
551-3330, or in his absence, you may call me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


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